

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2026

Charles F. Wagner, Jr.
Executive Vice President and Chief Operating & Financial Officer
Vertex Pharmaceuticals, Inc.
50 Northern Avenue
Boston, MA 02210

  **Re: Vertex Pharmaceuticals, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2025
    File No. 000-19319**

Dear Charles F. Wagner Jr.:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2025
Financial Statements
B. Collaboration, License and Other Arrangements
Out-license Agreements, page F-20

1. We note your disclosure stating that you entered into collaboration agreements with Zai Lab Limited and Ono Pharmaceuticals Co. Ltd. In future filings, if material, please expand your disclosure to describe the material terms of these agreements including, but not limited to, the termination provisions and any royalty or milestone payment requirements. Disclose the royalty rate or a range not exceeding 10%. In addition, tell us how you considered whether to file the agreements as exhibits.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences